Exhibit 99.1

Tuniu Announces Resignation of Chief Technology Officer and
the Hiring of a New Head of Technology

NANJING, China, September 30, 2016 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, announced today that Mr. Zhengrong Tang has resigned as chief technology officer of the Company due to personal reasons, effective immediately.

The Company also announced the hiring of Mr. Haichuan Qian as senior vice president and head of technology. Prior to joining Tuniu, Mr. Qian served in numerous engineering roles at Trend Micro, most recently as Trend Micro’s global vice president of corporate research and development over the past five years. Mr. Qian has over 20 years of experience in research and development for technology companies and has held various positions at Fountask Sports Technology, ZTE and China Construction Bank. Mr. Qian received his bachelor's and master’s degrees in computer science from Nanjing University in 1992 and 1995, respectively, and an executive master's degree of business administration from China Europe International Business School in 2010.

Mr. Donald Yu, Tuniu’s co-founder, chairman and chief executive officer, said, “On behalf of the Company, I would like to thank Mr. Tang for his contribution to the development of Tuniu’s technology infrastructure. We wish him the utmost success in his future endeavors. At the same time, I would like to welcome Mr. Qian as our senior vice president of technology. We believe that Mr. Qian’s years of experience in research and development will help bring innovative tools."

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,700,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a 24/7 call center, 180 regional service centers and 11 international centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu´s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information regarding these and other risks, uncertainties or factors is included in the Company´s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations and Strategic Investment General Manager

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com